ALMa Design Studio

Profit and Loss

January 1 - March 17, 2025

	TOTAL
Income	
Discounts given	-787.13
Sales	21,173.96
Total Income	**$20,386.83**
Cost of Goods Sold	
Cost of goods sold	
Supplies & materials	607.29
Total Cost of goods sold	**607.29**
Shipping material	36.81
Total Cost of Goods Sold	**$644.10**
GROSS PROFIT	**$19,742.73**
Expenses	
General business expenses	
Bank fees & service charges	91.66
Continuing education	172.00
Other Business Expenses	850.00
Rent	4,795.93
Vehicle Expenses	708.45
Total General business expenses	**6,618.04**
Insurance	426.90
Liability insurance	102.00
Total Insurance	**528.90**
Meals	
Meals with clients	294.96
Total Meals	**294.96**
Office expenses	28.05
Shipping & postage	57.81
Software & apps	863.48
Total Office expenses	**949.34**
Phones	187.77
QuickBooks Payments Fees	103.98
Taxes paid	
State Taxes	50.00
Total Taxes paid	**50.00**
Total Expenses	**$8,732.99**
NET OPERATING INCOME	**$11,009.74**
Other Expenses	
Vehicle expenses	2,032.35
Total Other Expenses	**$2,032.35**
NET OTHER INCOME	**$ -2,032.35**
NET INCOME	**$8,977.39**

ALMa Design Studio

Balance Sheet

As of March 17, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (5070) - 7	14,299.48
Cash	0.00
QuickBooks Checking Account	5,037.53
Total Bank Accounts	**$19,337.01**
Accounts Receivable	
Accounts Receivable (A/R)	2,465.00
Total Accounts Receivable	**$2,465.00**
Other Current Assets	
Inventory Asset	5,110.49
Payments to deposit	0.00
Total Other Current Assets	**$5,110.49**
Total Current Assets	**$26,912.50**
Fixed Assets	
Long-term office equipment	0.00
Furniture	
Furniture (Shelves, Tables, Chairs, Desks)	2,000.00
Accumulated Depreciation For Furniture	0.00
Total Furniture (Shelves, Tables, Chairs, Desks)	**2,000.00**
Kiln Furniture	1,000.00
Total Furniture	**3,000.00**
Total Long-term office equipment	**3,000.00**
Tools, machinery, and equipment	
Jig/Jolly Arm	800.00
Accumulated Depreciation For Jig/Jolly Arm	-400.00
Total Jig/Jolly Arm	**400.00**
Kiln #1	1,500.00
Kiln #1 Accumulated Depreciation	-500.00
Total Kiln #1	**1,000.00**
Kiln #2	4,445.00
Kiln #2 Accumulated Depreciation	-810.00
Total Kiln #2	**3,635.00**
Kiln #3	4,056.00
Accumulated Depreciation Kiln #3	810.00
Total Kiln #3	**4,866.00**
Kiln Wheels	1,000.00
Molds	1,200.00
Accumulated Depreciation For Molds	-600.00

	TOTAL
Total Molds	**600.00**
Pottery Tools	1,000.00
Sanding Machine	324.00
Accumulated Depreciation For Sanding Machine	-74.00
Total Sanding Machine	**250.00**
Wheel #1 2015	700.00
Accumulated Depreciation For Wheel #1 2015	-200.00
Total Wheel #1 2015	**500.00**
Wheel #2 2020	1,400.00
Accumulated Depreciation for Wheel #2 2020	-600.00
Total Wheel #2 2020	**800.00**
Total Tools, machinery, and equipment	**14,051.00**
Vehicles	243.01
Total Fixed Assets	**$17,294.01**
TOTAL ASSETS	**$44,206.51**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Best Buy Visa	-208.53
Chase Credit Card 1412	4,089.50
Credit Card	-842.53
Home Depot - Citibank Visa	378.66
Wells Fargo Bank	173.00
Total Credit Cards	**$3,590.10**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	343.17
Short-term business loans	2,219.50
Total Other Current Liabilities	**$2,562.67**
Total Current Liabilities	**$6,152.77**
Long-Term Liabilities	
Long-term business loans	-115.00
Maganazeros Family Loan	0.00
TimePayment Loan	-42.30
Total Long-term business loans	**-157.30**
Shopify Loan	-686.39
Total Long-Term Liabilities	**$ -843.69**
Total Liabilities	**$5,309.08**

ALMa Design Studio

Balance Sheet

As of March 17, 2025

	TOTAL
Equity	
Opening balance equity	17,021.41
Owner Drawings	-15,971.70
Owner Investments	-29,148.36
Retained Earnings	58,018.69
Net Income	8,977.39
Total Equity	**$38,897.43**
TOTAL LIABILITIES AND EQUITY	**$44,206.51**

ALMa Design Studio

Statement of Cash Flows
January 1 - March 17, 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	8,977.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-2,465.00
Best Buy Visa	-366.88
Chase Credit Card 1412	1,135.90
Credit Card	-842.53
Wells Fargo Bank	173.00
California Department of Tax and Fee Administration Payable	27.33
Short-term business loans	-212.98
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,551.16**
Net cash provided by operating activities	**$6,426.23**
FINANCING ACTIVITIES	
Long-term business loans	-115.00
Long-term business loans:Maganazeros Family Loan	-3,605.70
Long-term business loans:TimePayment Loan	-143.46
Shopify Loan	-735.35
Opening balance equity	4,785.57
Owner Investments	-1,296.24
Net cash provided by financing activities	**$ -1,110.18**
NET CASH INCREASE FOR PERIOD	**$5,316.05**
Cash at beginning of period	14,020.96
CASH AT END OF PERIOD	**$19,337.01**